                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                Ekco Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   282 636 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Robert Stein, Ekco Group, Inc., 98 Spit Brook Rd., Suite 102, Nashua, NH 03062
                                 (603) 888-1212
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 12, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                                Page 1 of 7 pages
                                No Exhibit Index

CUSIP NO. 282 636 109         13D                      PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROBERT STEIN - Social Security No. ###-##-####
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  /X/       (b)  / /
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

      ITEMS 2(d) or 2(e)                                                                  / /
--------------------------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------------------------------------
      NUMBER OF      7     SOLE VOTING POWER          320,126
       SHARES
    BENEFICIALLY     ------------------------------------------------------------------------------------------
      OWNED BY       8     SHARED VOTING POWER        135,088
        EACH
      REPORTING      ------------------------------------------------------------------------------------------
       PERSON        9     SOLE DISPOSITIVE POWER     320,126
        WITH
                     ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER   135,088

---------------------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      455,134
--------------------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              /X/

      Excludes 200 shares beneficially owned by the children of the reporting person, as to which the reporting person disclaims beneficial ownership pursuant to Rule 13d-4.
--------------------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      2.4%
--------------------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 282 636 109         13D                      PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ELAINE R. STEIN - Social Security No.  ###-##-####
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  /X/       (b)  / /
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

      ITEMS 2(d) or 2(e)                                                                  / /
--------------------------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------------------------------------
      NUMBER OF      7     SOLE VOTING POWER                0
       SHARES
    BENEFICIALLY     ------------------------------------------------------------------------------------------
      OWNED BY       8     SHARED VOTING POWER        135,088
        EACH
      REPORTING      ------------------------------------------------------------------------------------------
       PERSON        9     SOLE DISPOSITIVE POWER           0
        WITH
                     ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER   135,088

---------------------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      135,088
--------------------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              /X/

      Excludes 320,126 shares which may be deemed beneficially owned by the reporting person, and 200 shares owned by the reporting person's children, as to which the reporting person disclaims beneficial ownership pursuant to Rule 13d-4.
--------------------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.7%
--------------------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

         This statement is being filed with respect to 455,134 shares of capital stock of the Issuer, which may be deemed beneficially owned by Robert Stein and Elaine R. Stein.

Item 1.           Security and Issuer
                  -------------------

         Title and Class of the Issuer's Equity Securities:
         -------------------------------------------------

                  No changes.

         Name and Address of the Principal Executive Offices of the Issuer:
         -----------------------------------------------------------------

                  No changes.

Item 2.           Identity and Background
                  -----------------------

         I.       ROBERT STEIN
                  ------------

                  No changes.

         II.      ELAINE R. STEIN
                  ---------------

                  No changes.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

         (1) During 1996, Mr. Stein acquired 5,753 shares of the Issuer's Common Stock through purchases made pursuant to the Issuer's 1984 and 1985 Restricted Stock Plans. Of such shares, until December 1996, 4,314 were held in escrow, were subject to repurchase by the Issuer, and were subject to certain transfer restrictions. The source of funds for these shares was Robert Stein's personal funds. Elaine Stein may be deemed to be the beneficial owner of such shares;

         (2) On December 4, 1996, Mr. Stein's employment with the Issuer terminated. Under the terms of a certain severance agreement with the Issuer, the Issuer waived its rights to repurchase 103,795 shares of Common Stock subject to restriction on transfer and waived all restrictions on transfer thereon other than those imposed by applicable federal and state securities laws. In addition, all stock options were terminated except for options to purchase 124,000 shares and 69,000 shares of the Issuer's Common Stock pursuant to Stock Option Agreements dated June 22, 1988 and January 18, 1990, respectively.

         (3) On December 17, 1996, Robert Stein and Elain Stein each sold 14,500 shares of the Issuer's Common Stock.

         (4) 135,088 shares of Common Stock are owned jointly by Robert Stein and Elaine R. Stein.

Item 4.           Purpose of Transaction
                  ----------------------

         No change.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

         (a)      Aggregate Number of Shares and Percentage

                  The aggregate number of shares of capital stock of the Issuer of which Robert Stein acknowledges beneficial ownership is 455,134. Of such shares, 135,088 shares of Common Stock are owned jointly by Robert Stein and Elaine R. Stein. Robert Stein owns individually the remaining 320,126 shares as follows: 2,884 shares of Common Stock and 14,265 shares of ESOP Preferred Stock are held by the Trust of the ESOP; and 193,000 shares of Common Stock are covered by currently exercisable stock options which are exercisable until June 4, 1997. Elaine R. Stein may be deemed to be the beneficial owner of the foregoing 320,126 shares of capital stock of the Issuer owned by Robert Stein. The 455,134 shares (assuming conversion of the ESOP Preferred Stock and exercise of the options) represent 2.4% of the outstanding shares of capital stock of the Issuer based on Robert Stein's best knowledge and belief.

                  Robert Stein and Elaine R. Stein disclaim beneficial ownership of 200 shares of Common Stock owned by their children.

         (b)      Voting and Dispositive Power

                  Robert Stein possesses sole voting power with respect to 320,126 shares of the 455,132 shares of capital stock of the Issuer which he acknowledges beneficial ownership and sole dispositive power with respect to 320,126 of such shares. Robert Stein and Elaine R. Stein possess joint voting and dispositive power with respect to the 135,088 shares of Common Stock which they own jointly.

                  Neither Robert Stein nor Elaine R. Stein possess any voting or dispositive power with respect to the 200 shares of Common Stock owned by their children.

         (c)      Transactions in Securities

                  The following are the transactions in securities of Robert Stein and Elaine Stein have effected since the filing of the original Schedule:

                  On July 2, October 2, and December 31, 1995, Robert Stein acquired 491,490 and 491 shares, respectively, of the Issuer's Common Stock pursuant to the

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                  Issuer's 1985 Restricted Stock Plan. In addition, on June 12,
                  1995, Robert Stein made a gift of 3,000 shares of the Issuer's Common Stock. Also, as of December 31, 1995, Robert Stein had acquired shares of Preferred Stock and shares of Common Stock pursuant to the Issuer's Empoyees' Stock Ownership Plan.

                  On April 1, July 1, September 30, and December 4, 1996, Robert Stein acquired 1,438, 1,438, 1,438 and 1,439 shares, respectively of the Issuer's Common Stock pursuant to the Issuer's 1985 Restricted Stock Plan, On December 17, 1996, Robert Stein and Elaine R. Stein each sold 14,500 shares of the Issuer's Common Stock.

         (d)      Receipt of Proceeds

                  No change.

         (e)      Less Than Five Percent Ownership

                  On December 12, 1996, Robert Stein and Elaine R. Stein owned less than 5% of the Issuer's Common Stock.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

         No change.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

         None.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]




                                   Page 6 of 7
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         Signatures
         ----------

         After reasonably inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1997                     /s/ ROBERT STEIN
                                             -------------------------
                                             Robert Stein


Date:  February 11, 1997                     /s/ ELAINE R. STEIN
                                             -------------------------
                                             Elaine R. Stein









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